RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel (604) 683-8610
Fax (604) 683-4499

August 5, 2003


03029245

United States Securities
and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C.
20549

Exemption Number 82-3553

Dear Sirs:

Re: Raytec Development Corp.
British Columbia, Canada
12g3-2(b) Exemption - 82-3553

SUPPL

Please find enclosed additional documents required to be filed in connection with the above Exemption.


SEC MAIL PROCESSING
RECEIVED
AUG 13 2003
WASH. D.C. 155 SECTION

In this report I enclose the following:

1. News Release dated June 4, 2003;
2. News Release dated June 18, 2003;
3. News Release dated July 25, 2003;
4. TSX Venture Exchange property asset disposition acceptance;
5. News Release dated July 29, 2003;
6. BC Form 53-901F dated July 29, 2003;
7. TSX Venture Exchange bonus shares acceptance;
8. BC Form 45-103F4.

I trust you will find the enclosed to be in order and if you have any questions please do not hesitate to contact the undersigned.

Yours truly,

RAYTEC DEVELOPMENT CORP.



Per:
Toni Vottola
Corporate Secretary
Enclosures



PROCESSED
AUG 18 2003
THOMSON FINANCIAL

#82-3553


SEC MAIL PROCESSING
RECEIVED
AUG 1 8 2003
WASH. D.C. 155 SECTION

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE http://www.raytecnet.com
Trading Symbol: TSX-V: RAY

PRESS RELEASE
RAYTEC IN FINAL STAGE OF EPA APPROVAL
Efficacy Testing Completed

VANCOUVER, BC – June 4, 2003 The Company announces today that the U.S. Environmental Protection Agency (EPA) has responded to the Company's request for registration of Sani-T- Bag as a surface sanitizer. The product has surpassed bacterial efficacy compared to the standard required by the EPA and is weeks away from full registration.

The final step before full EPA approval involves a minor modification of the claims on the product label to conform with the definition of both "active ingredients" and "inert ingredients".

Once complete no additional efficacy tests are required, only the final submission of a form describing the actual percentages of the formulation including maximum and minimum limits.

"This is great news," said Jerry A. Minni, President & CEO of Raytec. "We can now focus on marketing and distribution with a firm timeline for rollout."

The review period for answering these submissions and completion of the entire registration is expected to be 6-8 weeks.

About RTI
RTI, a subsidiary of Raytec Development Corp. is a manufacturer of specialty antimicrobials with particular emphasis on dry-media chlorine dioxide. It's leading product, Sani-T-Bag™, has EPA registration as a biocide for cooling towers and allows for the safe and low cost production of chlorine dioxide for a variety of uses, such as hard surface disinfecting, food processing, odor control, and in controlling the ripening and shrinkage of produce. The company is also expecting registration for hard surface sanitation. RTI's manufacturing and laboratory facilities are located in Columbus, OH.

About Raytec
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable-food control systems for the North American commercial grocery industry. Clients include such household names as: Albertson's, Fred Meyer, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

For further information on Raytec Development Corp. contact:

Investor Relations
Suite 1104, 750 West Pender Street
Vancouver, BC V6C 2T8

Tel: 604.683-8610
Toll Free: 1.800-533-6633
info@raytecnet.com
www.raytecnet.com

RAYTEC DEVELOPMENT CORP.

"Jerry Minni"

____

Jerry A. Minni
President & CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

#82-5335

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE http://www.raytecnet.com
Trading Symbol: TSX-V: RAY

Acquisition/Spin-Off Receives Shareholder Approval
New Company to Focus Launch of ClO_2 Product

For immediate release: Wednesday June 18, 2003

VANCOUVER, BC – Raytec Development Corp. (RAY:TSX.V) and My Ventures Inc. (MYV.P:TSX.V) announce today that final approval has been granted by the shareholders of My Ventures for their acquisition of Raytec Development's technology division (Raytec Technologies Inc.). The positive shareholder vote, taken June 12, 2003, is the final step before acceptance of the transaction by the TSX Venture Exchange. Upon completion of the transaction My Ventures, a Capital Pool Company, will change its name to Avantec Technologies Inc.

Under the terms of the Letter of Intent signed February 4, 2002 (see NR dated February 6, 2002) Raytec Development will sell My Ventures all the outstanding shares of their Raytec Technologies Incorporated (RTI) subsidiary for $1.89 million USD in the form of 29,300,000 shares of My Ventures valued by the TSX Venture Exchange at $0.10 CDN per share.

"This transaction crystallizes the value of our technology asset and allows the two companies to focus on their core strengths while working cooperatively on direct sales and marketing," according to Jerry Minni, Raytec's President and CEO.

Raytec currently estimates it has roughly 60% of the US market in the development, manufacturing and marketing of perishable-food control systems covering over 33,000 US supermarket retailers.

"Raytec will sell RTI's unique sanitization technology products directly into our network of tens of thousands of large scale end users as soon as final EPA approval is received. We expect that approval later this summer," according to Minni.

"From a value point of view, upon closing, Raytec and its shareholders will immediately receive thirty-one cents US ($0.31 USD) per Raytec share in equity of My Ventures. It is a great deal for both companies and their respective shareholders."

About RTI

RTI, a subsidiary of Raytec Development Corp. is a manufacturer of specialty antimicrobials with particular emphasis on dry-media chlorine dioxide. It's leading product, Sani-T-Bag™, has EPA registration as a biocide for cooling towers and allows for the safe and low cost production of chlorine dioxide for a variety of uses, such as hard surface disinfecting, food processing, odor control, and in controlling the ripening and shrinkage of produce. The company is also expecting registration for hard surface sanitation. RTI's manufacturing and laboratory facilities are located in Columbus, OH.

About Raytec

Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable-food control systems for the North American commercial grocery industry. Clients include such household names as: Albertson's, Fred Meyer, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

For further information on Raytec Development Corp. contact:

Investor Relations
Suite 1104, 750 West Pender Street
Vancouver, BC V6C 2T8
Tel: 604.683-8610
Toll Free: 1.800-533-6633
info@raytecnet.com
www.raytecnet.com

RAYTEC DEVELOPMENT CORP.

"Jerry Minni"

Jerry A. Minni
President & CEO

#82-3553

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE http://www.raytecnet.com
Trading Symbol: TSX-V: RAY

Spin-off of Technology Division Completed as EPA Approval Pends

Company Prepares to Launch Marketing

For immediate release: Thursday July 25, 2003
Portland OR – The Company has received final approval from the TSX Venture Exchange for the spin-off of their technology division, Raytec Technologies Inc. In the transaction Raytec Development Corp. receives 73% of the issued and outstanding shares of the new company, Avantec Technologies Inc (AVV:TSX.V), comprising 29,300,000 post-split common shares.

"This transaction is a critical step forward for shareholders of both companies." according to Jerry Minni, Raytec's President & CEO. "Raytec is freed from subsidizing technology development and overhead costs; that is good for our cash flow. From a balance sheet perspective, 29 million shares of the newly-public Avantec significantly enhances our balance sheet."

Upon receiving full EPA approval, Avantec will immediately begin selling the Sani-T Bag to buyers from various industrial sectors it has developed over the past two years. Raytec, in addition to operating its perishable-food control business, will begin introducing the Sani-T Bag to their existing client base market of 60% of the US retail grocery business.

"There are countless markets for the Sani-T Bag technology", according to Bernardo Rico, President and CEO of Avantec, "from reducing spoilage losses in the food industry, sanitizing hard surfaces anywhere, to killing pathogenic bacteria such as Anthrax. By separating the two companies each can develop independent markets based upon different but complimentary marketing strategies. Raytec's strength is in the retail food industry in the US and Canada."

"We are the dominant supplier in that market with over eighteen year's experience building relationships and solving our clients' problems. In anticipation of EPA approval, we have approached several of our largest retail grocery clients and they have expressed significant interest in the Sani-T Bag. Once the EPA grants us final approval we will begin with trials immediately, said Jerry Minni."

About Avantec (AVV)
Avantec, a subsidiary of Raytec Development Corp., is a manufacturer of specialty antimicrobials with particular emphasis on dry-media chlorine dioxide. It's leading product, Sani-T-Bag™, has EPA registration and is currently being commercialized as a biocide for cooling towers and allows for the safe and low cost production of chlorine dioxide for a variety of uses, such as hard surface disinfecting, food processing, odor control, controlling the ripening and shrinkage of produce, and military uses in remote areas. The company is also expecting registration for hard surface sanitation. AVV's manufacturing and laboratory facilities are located in Columbus, OH.

About Raytec (RAY)
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable-food control systems for the North American commercial grocery industry. Clients include such household names as: Albertson's, Fred Meyer, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

-30-

For further information on The Raytec Group contact:
Investor Relations
Suite 1104, 750 West Pender Street
Vancouver, BC V6C 2T8
Tel: 604.683-8610
Toll Free: 1.800-533-6633
info@raytecnet.com
www.raytecnet.com

RAYTEC DEVELOPMENT CORP.

"Jerry A. Minni"

Jerry A. Minni
President & CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

TSX venture
EXCHANGE



July 18, 2003

#82-3553

McCullough O'Connor Irwin
Solicitors
1100 - 888 Dunsmuir Street
Vancouver, BC
V6C 3K4

Attention: Kevin E. Hisko

Dear Sirs\Mesdames:

RE: RAYTEC DEVELOPMENT CORP. ("RAY")
Property-Asset Disposition – Submission No. 84468

This is to confirm that TSX Venture Exchange has accepted for filing an asset disposition agreement, dated February 4, 2002, between the Company and My Ventures Inc. ('MVI') (now known as 'Avantec Technologies Inc.') pursuant to which the Company has sold, and MVI has acquired, all of the issued and outstanding securities of Raytec Technologies Inc. (the 'RTI Shares'). Prior to the completion of the transaction, Raytec Technologies Inc. was a wholly-owned subsidiary of the Company.

In consideration for the purchase of the RTI Shares, the Company will receive 29,300,000 common shares of MVI (the 'Consideration Shares'). MVI is a Capital Pool Company and its acquisition of the RTI Shares forms the basis of its Qualifying Transaction. Upon completion of the Qualifying Transaction, the Consideration Shares will constitute approximately 72% of MVI's issued and outstanding share capital.

The transaction is a Non-Arm's Length Party Transaction as Jerri Minni, the President and Chief Executive Officer of the Company is also the President and Chief Executive Officer of MVI. The terms of the transaction were approved by the disinterested shareholders of the Company on April 22, 2002.

A press release confirming the closing of the transaction must be issued by the Company. The press release must disclose the expiry dates of the hold period(s) for the securities issued as part of the transaction, as well as any securities issued as bonuses, finders' fees or commissions in connection with the transaction.

Suite 2700, P.O. Box 11633, 650 West Georgia Street, Vancouver, BC Canada V6B 4N9
TEL (604) 689-3334 FAX (604) 688-5041 www.tsx.ca

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6545 / FAX: (604) 844-7502 / EMAIL: zafar.khan@tsxventure.com.

Yours truly,



Zafar A. Khan, LL.B.
Corporate Analyst, Legal
Corporate Finance

ZK/le
Cc: Raytec Development Corp.

File: ::ODMA\PCDOCS\DOCP\1149551\1

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

82-3553

WEBSITE - http://www.raytecnet.com
Trading Symbol: TSX-V: RAY
Pink Sheet: RAYTF

NEWS RELEASE

VANCOUVER, BC – July 29, 2003 --Raytec Development Corp. (the "Company") announces that, further to its news release dated May 20, 2003, it has issued 64,000 common shares at a deemed price of $0.24 per share to a director of the Company as consideration for guaranteeing US$50,000 (CDN$77,000) for an extension to the Company's existing bank operating line of credit. The securities issued as part of the transaction are subject to hold periods expiring November 28, 2003 and July 29, 2004 respectively.

About Raytec Development Corp.
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable food control systems for the North American commercial grocery industry. Clients include such household names as Albertson's, Fred Meyer, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

RAYTEC DEVELOPMENT CORP.

Per: 

Jerry A. Minni, President

BC FORM 53-901F (Previously Form 27)
FORM 27 (ALBERTA)

82-3553

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1 **REPORTING ISSUER**

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604 683-4499

ITEM 2 **DATE OF MATERIAL CHANGE**

July 28, 2003

ITEM 3 **NEWS RELEASE**

July 29, 2003 through the facilities of the TSX Venture Exchange.

ITEM 4 **SUMMARY OF MATERIAL CHANGE**

Bonus Shares Issued

ITEM 5 **FULL DESCRIPTION OF MATERIAL CHANGE**

Raytec Development Corp. (the "Company") announces that, further to its news release dated May 20, 2003, it has issued 64,000 common shares at a deemed price of $0.24 per share to a director of the Company as consideration for guaranteeing US$50,000 (CDN$77,000) for an extension to the Company's existing bank operating line of credit. The securities issued as part of the transaction are subject to hold periods expiring November 28, 2003 and July 29, 2004 respectively.

ITEM 6 **RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BC) AND SECTION 146(2) OF THE SECURITIES ACT (ALBERTA)**

N/A

ITEM 7 **OMITTED INFORMATION**

N/A

ITEM 8 SENIOR OFFICERS

Jerry Minni – President, Tel., 604-683-8610
Toni Vodola – Secretary, Tel., 604-681-1194

ITEM 9 STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, B.C. this 29th day of July, 2003.



JERRY A. MINNI, President

IT IS AN OFFENCE UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

82-3553


TSX venture
EXCHANGE
TSX

July 28, 2003

By Facsimile: (604) 683-4499

Raytec Development Corp.
#1104 – 750 West Pender Street
Vancouver, BC
V6C 2T8

Attention: Jerry Minni

Dear Sir\Madame:

Re: Raytec Development Corp. (the "Company") – Submission #85535

Further to your letter dated July 22, 2003, this is to advise that TSX Venture Exchange has accepted for filing a bonus of 64,000 shares issued to be to Jerry Minni at a deemed price of $0.24 as consideration for guaranteeing US$50,000 (Cdn$77,000) for an extension to the Company's existing US$800,000 bank operating line of credit held with CAPCO Financial Company. The line of credit is now due on November 16, 2003.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3149 / FAX: (604) 844-7502 / EMAIL: linda.shardlow@tsxventure.com.

Yours truly,

Linda Shardlow

Linda Shardlow
Analyst
Corporate Finance

LS\le

File: ::ODMA\PCDOCS\DOCP\1154821\1

#82-3553

Form 45-103F4
Report of Exempt Distribution

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

   RAYTEC DEVELOPMENT CORP. #1104 – 750 West Pender Street Vancouver, BC, V6C 2T8
   Telephone: (604) 683-8610

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

   The issuer is a reporting issuer in British Columbia, and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

   July 28, 2003

4. For each security distributed:

   (a) describe the type of security, and
   (b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   64,000 common shares

5. Details of the distribution are provided in the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Jerry A. Minni Vancouver, BC	$0.24 (deemed)	$15,360 (deemed)
Total dollar value of distribution in all jurisdictions (Canadian $)	$0.24 (deemed)	$15,360 (deemed)

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)
N/A		

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: July 29, 2003

RAYTEC DEVELOPMENT CORP.

Name of issuer or vendor (please print)

JERRY A. MINNI, President

Print name and position of person signing



Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	**Number and type of securities purchased**	**Total purchase price (Canadian $)**	**Exemption relied on**
Jerry A. Minni #1104-750 West Pender Street Vancouver, BC V6C 2T8	64,000 common shares	$15,360 (deemed)	Section 128(f)(i) of the Securities Rules

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, AB T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

The Manitoba Securities Commission
1130 – 405 Broadway Avenue
Winnipeg, MB R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John's, NFLD A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of the Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 – 49th Street
Yellowknife, NT X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000 – Station 570
1st Floor, Brown Building
Iqaluit NU X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, PE C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission
6th Floor
1919 Saskatchewan Drive
Regina, SK S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899